Issuer Free Writing Prospectus dated May 18, 2015

Supplementing the Preliminary Prospectus dated May 11, 2015

Filed pursuant to Rule 433

Registration No. 333-201241

Black Knight Financial Services, Inc.

On May 18, 2015, Black Knight Financial Services, Inc. (the “Company”) filed Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form S-1 (Registration No. 333-201241) to update certain disclosures that had been provided in its Preliminary Prospectus dated May 11, 2015 contained in Amendment No. 6 to its Registration Statement (the “Preliminary Prospectus”). This free writing prospectus supplements and updates information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below and should be read prior to deciding to invest in the securities described below.

Amendment No. 7 to the Registration Statement and the revised Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1627014/000119312515190873/0001193125-15-190873-index.htm

References to “BKFS,” “BKFS Operating LLC,” the “issuer,” “we,” “our,” “us,” and the “company” and defined terms that are used herein are used in the manner described in the revised Preliminary Prospectus.

Debt Refinancing

We revised our disclosure to clarify the Debt Refinancing to read as follows:

The Debt Refinancing will occur immediately following the closing of the offering and the repayment of a portion of BKFS Operating LLC’s outstanding debt using a portion of the net proceeds received by us therefrom. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Expenses” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing.” We have made corresponding changes on pages 13, 20, 69, 70, 71 and 112.

Corporate structure	We revised our disclosure to clarify that investors in the offering will own 26.5% of the Class A common stock of BKFS, 11.4% of the voting power in BKFS and 11.4% of the indirect economic interest in BKFS Operating LLC following the offering. Former holders of Grant Units will own 12.2% of the Class A common stock of BKFS, 5.3% of the voting power in BKFS and 5.3% of the indirect economic interest in BKFS Operating LLC following the offering. We have made corresponding changes on pages 13 and 56.

Directed share program	We revised our disclosure to clarify that at our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 850,000 shares, or 5.0%, of our Class A common stock being offered hereby for sale to directors, officers and selected senior managers of BKFS, FNF and ServiceLink and directors of a subsidiary of FNF. We have made corresponding changes on pages 18, 174, 189 and 190.

Risk Factors

We revised our risk factor relating to dilution to include our revised dilution calculations. The modified risk factor reads as follows:

If you purchase shares of our Class A common stock sold in this offering, you will incur immediate and substantial dilution and may incur additional dilution in the future.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $45.81 per share because the initial public offering price of $23.50, which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock. See “Dilution.”

Capitalization

We revised the section entitled “Capitalization” to (i) provide more specific cross-references to sections that should be read in conjunction with our capitalization table, (ii) include pro forma information giving effect to the Offering Reorganization and Debt Refinancing under the “Pro Forma” column of our capitalization table and (iii) provide additional disclosure regarding how we calculated our capitalization. See Annex A.

Dilution

We revised the second and third paragraphs of our disclosure in the section entitled “Dilution” to reflect our revised calculations to read as follows:

Our pro forma net tangible book value as of March 31, 2015 would have been $(1,803.7) million, or $(38.29) per share of our Class A common stock held by existing stockholders. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to the Offering Reorganization and Debt Refinancing but not this offering.

After giving effect to (i) the completion of the Offering Reorganization as more fully described in “Our Corporate Structure,” (ii) the sale of 17,000,000 shares of Class A common stock in this offering at the assumed initial public offering price of $23.50 per share (the midpoint of the range set forth on the cover of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering and assuming all Units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma net tangible book value would have been $(1,430.2), or $(22.31) per share. This represents an immediate increase in pro forma net tangible book value of $15.98 per share to our existing investors and an immediate dilution in pro forma net tangible book value of $45.81 per share to new investors.

We made corresponding changes in the immediately following table.

We revised the last paragraph in this section to read as follows:

If the underwriters were to fully exercise their option to purchase 2,550,000 additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing investors would be 70.7%, and the percentage of shares of our Class A common stock held by new investors would be 29.3%.

Unaudited Pro Forma Condensed Combined Financial Data	We revised the section entitled “Unaudited Pro Forma Condensed Combined Financial Data” to (i) depict pro forma adjustments relating to the offering separate from other pro forma adjustments, (ii) incorporate the Debt Refinancing into our pro forma adjustments, (iii) revise the chronological presentation of financial information in the notes to our unaudited pro forma condensed combined financial statements, (iv) reconcile information presented in adjustment (l) to each of the individual adjustments to redeemable members’ interest and equity presented in the unaudited pro forma condensed combined balance sheet data and (v) present offering proceeds less estimated offering expenses in adjustment (n). See Annex B. We have made corresponding changes on pages 20, 25 and 26.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204; BofA Merrill Lynch at 866-500-5408; or Wells Fargo Securities, c/o Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, by emailing cmclientsupport@wellsfargo.com, or by calling 1-800-326-5897.

ANNEX A

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to the Offering Reorganization and Debt Refinancing as more fully described in “Prospectus Summary—History and Corporate Structure;” and

•	on a pro forma as adjusted basis to give effect to the sale of shares of our Class A common stock in this offering and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Our Corporate Structure—The Offering Reorganization,” “Prospectus Summary—History and Corporate Structure—Debt Refinancing,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data—Selected Historical Consolidated and Combined Financial Data of BKFS Operating LLC,” “Unaudited Pro Forma Condensed Combined Financial Data—Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2015,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock—Authorized Capitalization” and the financial statements and notes thereto appearing elsewhere in this prospectus including the Audited Consolidated and Combined Financial Statements of Black Knight Financial Services, LLC, the Unaudited Condensed Consolidated Balance Sheets as of March 31, 2015 and December 31, 2014 of Black Knight Financial Services, LLC and note (4) to the Unaudited Condensed Consolidated Financial Statements of Black Knight Financial Services, LLC.

	As of March 31, 2015
	BKFS Actual(1)	Pro Forma	Pro Forma as Adjusted(2)
	(In millions, except shares and per share amounts)
Cash and cash equivalents(3)	$39.6	$63.1	$63.1

Prepaid expenses and other current assets(4)	$36.3	$53.6	$53.6

Debt:
Intercompany Notes	$699.0	$168.7	$—
Mirror Note Tranche “T”	627.9	—	—
Mirror Note Tranche “R”	176.0	—	—
Senior Unsecured Notes(5)	594.8	594.8	390.0
Revolving credit facility	—	175.0	175.0
Term A loan	—	800.0	800.0
Term B loan	—	400.0	400.0

Total debt	2,097.7	2,138.5	1,765.0

Redeemable members’ interest	379.2	379.2	—
Members’/stockholders’ equity:
Contributed member capital	1,057.0	1,057.0	—
Class A common stock, $0.0001 par value per share, 350,000,000 shares authorized, no shares outstanding actual and 64,109,888 shares issued and outstanding pro forma as adjusted	—	—	—
Class B common stock, $0.0001 par value per share, 200,000,000 shares authorized, no shares outstanding actual and 84,826,282 shares issued and outstanding pro forma as adjusted	—	—	—
Preferred stock, $0.0001 par value per share, 25,000,000 shares authorized, no shares issued and outstanding actual and pro forma as adjusted	—	—	—
Additional paid-in capital	—	—	740.0
Accumulated loss(6)	(132.2)	(132.2)	(56.8)
Accumulated other comprehensive loss	(0.2)	(0.2)	(0.1)

Total equity attributable to BKFS, Inc.	924.6	924.6	683.1
Noncontrolling interest(7)	—	—	994.2

Total members’/stockholders’ equity	924.6	924.6	1,677.3

Total capitalization	$3,401.5	$3,442.3	$3,442.3

(1)	As of March 31, 2015, BKFS Operating LLC directly or indirectly held all of our assets and liabilities. Accordingly, the actual capitalization as of March 31, 2015 presents that of BKFS Operating LLC.

(2)	Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $16.1 million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $22.2 million, based on an assumed initial public offering price of $23.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(3)	Excludes from cash and cash equivalents on a pro forma basis the impact of $18.2 million in debt issue costs, $11.8 million in call premium, $5.4 million in accrued interest on Senior Notes and $(0.5) million in net offering expenses incurred and deferred as of March 31, 2015.

(4)	Reflects the $17.3 million to be paid to those THL Affiliates that are stockholders of the THL Intermediaries for certain tax attributes we will obtain in connection with the merger of the THL Intermediaries with and into us in the Offering Reorganization.

(5)	Excludes the unamortized bond premium of $20.7 million in the BKFS Actual and Pro Forma columns and $13.6 million in the Pro Forma as Adjusted column.

(6)	Excludes the net of tax impact of the write-off of the premium associated with the Senior Notes to be called and the call premium of $1.9 million and $(3.2) million, respectively, attributable to BKFS, Inc.

(7)	Excludes the impact of the write-off of the premium associated with the Senior Notes to be called and the call premium of $4.0 million and $(6.7) million, respectively, attributable to the noncontrolling interest.

ANNEX B

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present selected unaudited pro forma condensed combined financial information about our combined balance sheet and statements of operations, after giving effect to the Internal Reorganization, the Acquisition Related Refinancing, as described below, the Debt Refinancing, as described below, and the Offering Reorganization. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below gives effect to the Internal Reorganization, the Debt Refinancing and this offering and Offering Reorganization, as if all had been consummated on March 31, 2015. The information under “Unaudited Pro Forma Condensed Combined Statement of Operations Data” in the table below gives effect to the Internal Reorganization, the Acquisition Related Refinancing, this offering, the Offering Reorganization and the Debt Refinancing as if all had been consummated on January 1, 2013, the beginning of the earliest time period presented. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, or GAAP, which is subject to change and interpretation, as pertaining to the Acquisition. FNF has been treated as the acquirer of LPS for accounting purposes. This unaudited pro forma condensed combined financial information was prepared using the accounting for transactions between entities under common control under GAAP as pertaining to the Commerce Velocity Contribution and the Property Insight Contribution.

BKFS was incorporated in the State of Delaware on October 27, 2014 for the purpose of completing this offering of Class A common stock of BKFS. To date, BKFS has engaged only in activities in contemplation of this offering. Prior to the completion of this offering, all of our business operations will have been conducted through BKFS Operating LLC and its subsidiaries.

Beginning January 2, 2014, pursuant to the Acquisition, the Internal Reorganization and the Acquisition Related Refinancing the following transactions occurred:

On January 2, 2014, FNF completed the Acquisition, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 28, 2013, among FNF, BKHI, and Lion Merger Sub, Inc., a Delaware corporation and a subsidiary of BKHI, or Merger Sub, and LPS. Pursuant to the Merger Agreement, Merger Sub merged with and into LPS, with LPS surviving as a subsidiary of BKHI. The purchase consideration paid by FNF was $3.4 billion, which consisted of $2,535 million in cash and $839 million in FNF common stock, or approximately 25.9 million shares. Upon the closing of the Acquisition, the shares of LPS common stock, which previously traded under the ticker symbol “LPS” on the NYSE, ceased trading on, and were delisted from, the NYSE.

In connection with the Acquisition, all LPS assets and liabilities were set to their fair value on January 2, 2014 as part of FNF’s allocation of the LPS purchase price to the identifiable assets and liabilities acquired. The purchase price has been allocated to the LPS assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired.

On January 3, 2014, LPS was converted into a Delaware limited liability company and was renamed BKIS, a member managed limited liability company. Also on that date, pursuant to the Internal Reorganization, BKIS distributed all of its limited liability company membership interests and equity interests in its subsidiaries engaged in the Transaction Services business (the “TS subs”) to BKHI, which we refer to as the Distribution. Following the Distribution, BKHI contributed the Transaction Services subsidiaries to its wholly-owned subsidiary Black Knight Financial Services II, LLC, which has been renamed ServiceLink Holdings, LLC and contributed BKIS to its subsidiary BKFS Operating LLC. BKFS Operating LLC is considered the successor to LPS.

On January 3, 2014, BKFS Operating LLC undertook certain refinancing and other debt related activities, known as the Acquisition Related Refinancing. The Acquisition Related Refinancing is described further in Note 2 below.

Also on January 3, 2014, FNF, through BKHI, contributed its subsidiary, Commerce Velocity to BKFS Operating LLC, which then contributed Commerce Velocity to BKIS. In addition, BKIS sold its interest in National Title Insurance of New York, Inc. to a wholly owned subsidiary of FNF on this date. Subsequent to the contribution of Commerce Velocity, 35% of the membership interest of BKFS was issued to certain THL Affiliates and THL Intermediaries.

As part of the Amended and Restated Operating Agreement, certain THL Affiliates and THL Intermediaries have an option to put their ownership interest of BKFS Operating LLC to BKFS Operating LLC or FNF if no public offering of BKFS Operating LLC has been consummated after four years. The units owned by certain THL Affiliates and THL Intermediaries may be settled in cash or common stock of FNF, or a combination of both, at the election of FNF in an amount equivalent. The Units owned by certain THL Affiliates and THL Intermediaries will be settled at the current fair value at the time FNF receives notice of certain THL Affiliates and THL Intermediaries put election as determined by the parties or by a third party appraisal. As this redeemable interest provides for redemption features not solely within the control of BKFS Operating LLC or FNF, it is classified outside of permanent equity in accordance with accounting standards on distinguishing liabilities from equity.

As part of the Acquisition, all of the LPS outstanding equity awards as of December 31, 2013 were accelerated and vested and subsequently converted to a mix of FNF common stock and cash in accordance with the Merger Agreement. In addition, certain other incentive compensation plans for senior executives were also accelerated due to change in control provisions triggered by the Acquisition. As a result, approximately $24.6 million in unrecognized compensation costs were not included within these unaudited pro forma condensed combined statements of operations.

On June 2, 2014, FNF contributed its interest in Property Insight to BKFS Operating LLC in exchange for 6.4 million Class A Units. As a result of the additional units issued, certain THL Affiliates and THL Intermediaries now collectively own 32.9% of the outstanding member interests of BKFS Operating LLC, while FNF and its subsidiaries collectively beneficially own 67.1% of the outstanding member interests of BKFS Operating LLC.

In accordance with GAAP requirements for transactions between entities under common control, the Commerce Velocity Contribution and the Property Insight Contribution were recorded at their respective historical FNF book values on the date of contribution in the BKFS Operating LLC financial statements.

For financial reporting purposes, we determined that both LPS and BKFS Operating LLC prior to the Acquisition are predecessors to BKFS Operating LLC subsequent to the Acquisition and Internal Reorganization.

The events on January 2, 2014, January 3, 2014 and June 2, 2014 are reflected in the pro forma unaudited condensed combined financial statements as if all had occurred as of the earliest date presented.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Internal Reorganization, the Acquisition Related Refinancing, this offering, the Debt Refinancing to be completed immediately following this offering and the Offering Reorganization, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. See the section entitled “Where You Can Find More Information.” In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following, which are included elsewhere in this prospectus:

•	separate audited financial statements of LPS as of January 1, 2014 and December 31, 2013, and for the day ended January 1, 2014, and for each of the years in the two-year period ended December 31, 2013, and the related notes included elsewhere in this prospectus,

•	separate audited consolidated and combined financial statements of BKFS Operating LLC as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and the period from October 16 (date of inception) through December 31, 2013, and the related notes included elsewhere in this prospectus,

•	separate audited balance sheet of BKFS as of December 31, 2014 and for the period from October 27, 2014 (date of inception) through December 31, 2014 and the related notes included elsewhere in this prospectus, and

•	separate unaudited condensed consolidated financial statements of BKFS Operating LLC as of March 31, 2015 and for the three month periods ended March 31, 2015 and 2014, respectively, and the related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had the Internal Reorganization, the Acquisition Related Refinancing, this offering, the Debt Refinancing to be completed immediately following this offering and Offering Reorganization been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project our future financial position or operating results. Transactions among the entities included in the unaudited pro forma condensed combined financial statements during the periods presented have been eliminated. In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes.

The unaudited pro forma condensed combined financial information may not reflect all cost savings, operating synergies or revenue enhancements that we may achieve as a result of the Internal Reorganization, the costs to integrate the operations of FNF and LPS or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. These activities are ongoing. The unaudited pro forma condensed combined financial information does not reflect future costs which may be incurred in the future as a result of this offering and becoming a publicly traded company.

Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of March 31, 2015

(In millions)

	BKFS Operating LLC	Non-Offering Pro Forma Adjustments		Offering Pro Forma Adjustments		Pro Forma BKFS
Assets
Current assets:
Cash and cash equivalents	$39.6	$(41.0	)(q)	$29.6	(q)	$28.2
Trade receivables, net	153.3	—		—		153.3
Prepaid expenses and other current assets	36.3	17.3	(a)	(1.1	)(p)	52.5
Receivables from related parties	8.0	—		—		8.0

Total current assets	237.2	(23.7)		28.5		242.0
Property and equipment, net	140.3	—		—		140.3
Computer software, net	483.9	—		—		483.9
Other intangible assets, net	395.8	—		—		395.8
Goodwill	2,223.9	—		—		2,223.9
Other non-current assets	115.4	18.2	(j)	—		133.6

Total assets	$3,596.5	$(5.5)		$28.5		$3,619.5

Liabilities, Redeemable Members’ Interest and Equity
Current liabilities:
Trade accounts payable and other accrued liabilities	$34.7	$(1.3	)(j),(p)	$—		$33.4
Accrued salaries and benefits	33.3	—		—		33.3
Legal and regulatory accrual	12.0	—		—		12.0
Current portion of long-term debt	72.5	(28.5	)(j)	—		44.0
Accrued interest	15.8	—		(5.4	)(j)	10.4
Deferred revenues	29.8	—		—		29.8

Total current liabilities	198.1	(29.8)		(5.4)		162.9
Deferred revenues	47.6	—		—		47.6
Long-term debt, net of current portion	2,046.0	28.2	(j)	(339.6	)(j)	1,734.6
Other non-current liabilities	1.0	—		—		1.0

Total liabilities	2,292.7	(1.6)		(345.0)		1,946.1

Redeemable members’ interest	379.2	(379.2	)(l)	—		—
Equity:
Common stock	—	—		—	(l)	—
Preferred stock	—	—		—	(l)	—
Additional paid-in capital	—	366.5	(1)	373.5	(l),(n)	740.0
Contributed member capital	1,057.0	(1,057.0	)(1)	—		—
Accumulated loss	(132.2)	74.1	(j),(l)	—		(58.1)
Accumulated other comprehensive loss	(0.2)	0.1	(l)	—		(0.1)

Total equity attributable to BKFS, Inc.	924.6	(616.3)		373.5		681.8
Noncontrolling interest	—	991.6	(j),(l)	—		991.6

Total equity	924.6	375.3		373.5		1,673.4

Total liabilities, redeemable members’ interest and equity	$3,596.5	$(5.5)		$28.5		$3,619.5

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 2. Pro Forma Adjustments.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

For the Three Months Ended March 31, 2015

(In millions, except shares and per share amounts)

	BKFS Operating LLC	Pro Forma Adjustments		Pro Forma BKFS
Revenues	$227.2	$1.0	(c)	$228.2
Expenses:
Operating expenses	133.2	(0.9	)(e)	132.3
Depreciation and amortization	45.9	(0.2	)(i)	45.7
Transition and integration costs	2.6	(2.6	)(h)	—

Total expenses	181.7	(3.7)		178.0

Operating income	45.5	4.7		50.2

Other expense:
Interest expense	(30.8)	14.4	(j)	(16.4)

Total other expense	(30.8)	14.4		(16.4)

Earnings from continuing operations before income taxes	14.7	19.1		33.8
Income tax expense on continuing operations	0.1	5.4	(k)	5.5

Net earnings from continuing operations	14.6	13.7		28.3
Loss from discontinued operations, net of tax	(0.1)	—		(0.1)

Net earnings	$14.5	$13.7		28.2

Less: Net earnings attributable to non-controlling interest		19.3	(o)	19.3

Net earnings attributable to BKFS Class A common stockholders				$8.9

Net earnings attributable to BKFS per Class A common share(m)
Basic				$0.14
Diluted				$0.14
Weighted average shares of Class A common stock outstanding(m)
Basic				64,109,888
Diluted				64,109,888

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 2. Pro Forma Adjustments.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

For the Three Months Ended March 31, 2014

(In millions, except shares and per share amounts)

	BKFS Operating LLC	Pro Forma Adjustments		Pro Forma BKFS
Revenues	$202.5	$0.9	(c)	$203.4
Expenses:
Operating expenses	133.8	(0.8	)(e)	133.0
Depreciation and amortization	46.9	(1.8	)(i)	45.1
Transition and integration costs	86.0	(86.0	)(f)(h)	—

Total expenses	266.7	(88.6)		178.1

Operating (expense) income	(64.2)	89.5		25.3

Other expense:
Interest expense	(31.4)	14.8	(j)	(16.6)

Total other expense	(31.4)	14.8		(16.6)

(Loss) earnings from continuing operations before income taxes	(95.6)	104.3		8.7
Income tax (benefit) expense on continuing operations	(5.9)	7.3	(k)	1.4

Net (loss) earnings from continuing operations	(89.7)	97.0		7.3
Loss from discontinued operations, net of tax	(0.2)	—		(0.2)

Net (loss) earnings	$(89.9)	$97.0		7.1

Less: Net earnings attributable to non-controlling interest		4.8	(o)	4.8

Net earnings attributable to BKFS Class A common stockholders				$2.3 (o)

Net earnings attributable to BKFS per Class A common share (m)
Basic				$0.04
Diluted				$0.04
Weighted average shares of Class A common stock outstanding (m)
Basic				64,109,888
Diluted				64,109,888

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 2. Pro Forma Adjustments.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

For the Year Ended December 31, 2014

(In millions, except shares and per share amounts)

	BKFS Operating LLC	Pro Forma Adjustments		Pro Forma BKFS
Revenues	$852.1	$3.7	(c)	$855.8
Expenses:
Operating expenses	514.9	(3.2	)(e)	511.7
Depreciation and amortization	188.8	(7.2	)(i)	181.6
Transition and integration costs	119.3	(119.3	)(f)(h)	—

Total expenses	823.0	(129.7)		693.3

Operating income	29.1	133.4		162.5

Other income and expense:
Interest expense	(128.7)	62.7	(j)	(66.0)
Other expense, net	(12.0)	11.9	(f)	(0.1)

Total other expense, net	(140.7)	74.6		(66.1)

(Loss) earnings from continuing operations before income taxes	(111.6)	208.0		96.4
Income tax (benefit) expense on continuing operations	(5.3)	21.1	(k)	15.8

Net (loss) earnings from continuing operations	(106.3)	186.9		80.6
Loss from discontinued operations, net of tax	(0.8)	—		(0.8)

Net (loss) earnings	$(107.1)	$186.9		79.8

Less: Net earnings attributable to non-controlling interest		54.5	(o)	54.5

Net earnings attributable to BKFS Class A common stockholders				$25.3

Net earnings attributable to BKFS per Class A common share(m)
Basic				$0.39
Diluted				$0.39
Weighted average shares of Class A common stock outstanding(m)
Basic				64,109,888
Diluted				64,109,888

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 2. Pro Forma Adjustments.

Unaudited Pro Forma Condensed Combined Statement of Operations Data

For the Year Ended December 31, 2013

(In millions, except shares and per share amounts)

	LPS	Period October 16, 2013 - through December 31, 2013 BKFS Operating LLC	Subtotal	Less: former subsidiaries of LPS engaged in Transaction Services business & Other	Add: Period January 1, 2013 – through October 15 2013 Combined Commerce Velocity and Property Insight	Other Pro Forma Adjustments		Pro Forma BKFS
Revenues	$1,716.2	$15.0	$1,731.2	$971.4	$58.2	$(7.7	)(b)(c)(g)	$810.3
Expenses:
Operating expenses	1,280.5	16.9	1,297.4	814.1	59.8	(5.6	)(b)(e)(g)	537.5
Depreciation and amortization	104.0	1.1	105.1	20.4	5.6	97.6	(i)	187.9
Legal and regulatory charges	74.4	—	74.4	71.9	—	(2.5	)(f)	—
Exit costs, impairments and other	49.4	—	49.4	41.3	—	(7.4	)(d)(f)	0.7

Total expenses	1,508.3	18.0	1,526.3	947.7	65.4	82.1		726.1

Operating income	207.9	(3.0)	204.9	23.7	(7.2)	(89.8)		84.2

Other income and expense:
Interest income	2.2	—	2.2	2.2	—	—		—
Interest expense	(52.4)	—	(52.4)	1.2	—	(13.8	)(j)	(67.4)
Other income (expense)	0.1	—	0.1	(0.1)	—	—		0.2

Total other (expense) income, net	(50.1)	—	(50.1)	3.3	—	(13.8)		(67.2)

Earnings (loss) from continuing operations before income taxes	157.8	(3.0)	154.8	27.0	(7.2)	(103.6)		17.0
Income tax expense (benefit) on continuing operations	53.6	—	53.6	7.9	—	(42.9	)(k)	2.8

Net earnings (loss) from continuing operations	104.2	(3.0)	101.2	19.1	(7.2)	(60.7)		14.2
Loss from discontinued operations, net of tax	(1.5)	—	(1.5)	—	—	—		(1.5)

Net earnings (loss)	$102.7	$(3.0)	$99.7	$19.1	$(7.2)	$(60.7)		12.7

Less: Net earnings attributable to noncontrolling interest						8.8	(o)	8.8

Net earnings attributable to BKFS Class A common stockholders								$3.9

Net earnings attributable to BKFS per Class A common share (m)
Basic								$0.06
Diluted								$0.06
Weighted average shares of Class A common stockoutstanding (m)
Basic								64,109,888
Diluted								64,109,888

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 2. Pro Forma Adjustments.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(1)	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and is based on the historical financial statements of LPS. The acquisition method of accounting is based on Accounting Standard Codification, or ASC, Topic 805, Business Combinations, or ASC 805, and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements, or ASC 820. Certain reclassifications have been made to the historical financial statements of LPS to conform to the BKFS Operating LLC presentation.

ASC 805 requires that most assets acquired and liabilities assumed be recognized at their fair values as of the date of a merger. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of a merger at the then-current market price. ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, the acquiring company may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect the future intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the LPS assets acquired and liabilities assumed were recorded as of the closing of the Acquisition at their respective fair values. The acquisition accounting applied to the Acquisition was prepared in accordance with GAAP and is dependent upon certain valuations and other studies.

Financial statements and reported results of operations of BKFS Operating LLC issued after the closing of the Internal Reorganization and the Acquisition Related Refinancing reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of LPS. The condensed combined financial information presents the acquired assets and liabilities assumed of LPS at the acquisition date fair value as determined by FNF.

Pursuant to ASC 805, the unaudited pro forma condensed combined financials have been adjusted for costs related to the Internal Reorganization and the Acquisition Related Refinancing, which we collectively refer to herein as the Transaction Costs. The Transaction Costs include legal fees, integration and restructuring costs, professional fees, severance payments, acquisition related incentive bonuses, retention bonuses, bank fees and others. Total Transaction Costs incurred by BKFS Operating LLC during the years ended December 31, 2014 and 2013 were $110.3 million and $7.0 million, respectively, and $83.7 million for the three months ended March 31, 2014. The Transaction Costs and costs associated with the Offering Reorganization have been eliminated in the pro forma condensed combined statements of operations (Note (2), item (f)) as prescribed by Article 11 of Regulation S-X. Certain transactions costs related to the Acquisition were incurred by LPS on January 1, 2014, prior to being converted to an LLC. These transactions costs were excluded from the unaudited pro forma combined financial statements for the year ended December 31, 2014. There was no other activity in the January 1, 2014 period.

After completion of the Offering Reorganization, BKFS will conduct its business through BKFS Operating LLC and its subsidiaries. BKFS Operating LLC is subject to the consolidation guidance related to variable interest entities as set forth in ASC Topic 810, Consolidation, or ASC 810. BKFS will have a sole managing member interest in BKFS Operating LLC, which grants it the exclusive authority to manage, control and operate the business and affairs of BKFS Operating LLC and its subsidiaries, pursuant to the terms of the Amended and Restated Operating Agreement. Under the terms of the Amended and Restated Operating Agreement, BKFS is authorized to manage the business of BKFS Operating LLC, including the authority to enter into contracts, manage bank accounts, hire employees and agents, incur and pay debts and expenses, merge or consolidate with other entities and pay taxes. As a result of BKFS being the primary beneficiary through its sole managing member interest and possessing the rights established in the Agreement and in accordance with the requirements of ASC 810, BKFS will control BKFS Operating LLC and will appropriately consolidate the operations thereof.

(2)	Pro Forma Adjustments

This note should be read in conjunction with other notes in the unaudited pro forma condensed combined financial statements. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	To record $17.3 million to be paid to those THL Affiliates that are stockholders of the THL Intermediaries for certain tax attributes we will obtain in connection with the merger of the THL Intermediaries with and into us in the Offering Reorganization.

(b)	To eliminate $2.3 million of revenue earned by Property Insight on transactions with LPS and corresponding expense to LPS for the year ended December 31, 2013.

(c)	To adjust deferred revenue recognition as a result of fair value accounting associated with the Acquisition. Certain revenues are deferred for accounting purposes but require minimal or no future incremental direct costs in order to be recognized. The net effect was a change to pro forma BKFS deferred revenues recognized of $1.0 and $0.9 million for the three months ended March 31, 2015 and 2014, respectively, and $3.7 million and $(15.2) million for the years ended December 31, 2014 and 2013, respectively.

(d)	To reverse a $0.4 million charge for discontinuation of a computer software project recorded by LPS during the year ended December 31, 2013.

(e)	To record the following adjustments to personnel cost:

	Three Months Ended March 31,		Year Ended December 31
	2015	2014	2014	2013
	(In millions)
Reverse stock-based compensation recorded by LPS	$—	$—	$—	$(15.7)
Record estimated stock-based compensation related to profits interests on BKFS Operating LLC issued to certain employees and directors during 2014, subsequent to the Acquisition	—	—	—	2.6
Adjust profits interests expense recognized as a result of the acceleration of certain profits interests awards from BKFS Operating LLC	(0.9)	(1.0)	(3.8)	—
Adjust profits interests expense for full year impact of awards issued during 2014	—	0.2	0.6	—

	$(0.9)	$(0.8)	$(3.2)	$(13.1)

Certain profits interests awards to BKFS Operating LLC directors are expected to vest upon completion of this offering and are not included in these pro forma statements of operations. This accelerated vesting is expected to result in a $5.3 million decrease to Net earnings from continuing operations before income tax and $1.4 million decrease to Net earnings attributable to BKFS Class A common stockholders.

(f)

To reverse the transaction costs incurred by LPS and BKFS Operating LLC of $83.7 million for the three months ended March 31, 2014, and $110.3 million and $7.0 million during the years ended December 31, 2014 and 2013, respectively.

Also, to reverse $11.9 million and $2.5 million in legal costs associated with stockholder litigation incurred in the years ended December 31, 2014 and 2013, respectively.

(g)	To reclassify $9.8 million of intercompany Revenues from the former subsidiaries of LPS engaged in its Transaction Services business netted in Operating expenses.

(h)	To reverse the member management fees of $2.3 million in each of the three month periods ended March 31, 2015 and 2014 and $9.0 million for the year ended December 31, 2014 that were payable to FNF and THL in accordance with the existing management agreements BKFS Operating LLC has with each of FNF and THL Managers that will automatically terminate in connection with this offering. In addition, $0.3 million in public offering related costs are reversed in the three months ended March 31, 2015.

(i)	To record adjustments to Depreciation and amortization pertaining to Property and equipment, Computer software, Other intangible assets and deferred costs, which are included in Other assets in the unaudited pro forma condensed combined financial statements, as a result of fair value accounting.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
	(In millions)
Reverse historical depreciation and amortization of LPS Property and equipment, Computer software and Other intangible assets	$—	$—	$—	$(71.6)
Record incremental BKFS Operating LLC depreciation and amortization on Property and equipment, Computer software and Other intangible assets as a result of fair value accounting	(1.2)	(2.5)	(9.9)	180.2
Reverse historical amortization of LPS deferred costs	—	—	—	(12.0)
Record incremental deferred cost amortization on BKFS Operating LLC as a result of fair value accounting	1.0	0.7	2.7	1.0

	$(0.2)	$(1.8)	$(7.2)	$97.6

Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from 5 years to 10 years. Internally developed software costs are amortized using the straight-line method over its estimated useful life. Useful lives of computer software range from 3 years to 10 years. The resulting estimated amortization is $68.2 million per year.

The assumed life for the other intangible assets is 2 years to 10 years and is determined based on the expected future cash flows of the intangible asset. Intangible asset amortization is estimated using the accelerated, pattern-of-benefit amortization method, resulting in amortization for the next five years as follows:

(In millions)
2015	$83.1
2016	76.9
2017	65.4
2018	55.1
2019	45.1

(j)	To record adjustments to Interest expense as a result of fair value accounting and certain refinancing and debt related activity that occurred in connection with the Internal Reorganization, the Acquisition Related Refinancing, this offering and the Debt Refinancing to be completed immediately following this offering. These activities are described in further detail below. The pro forma condensed combined statements of operations reflect these activities as if they had occurred on January 1, 2013, the beginning of the earliest period presented.

The following are adjustments to Interest expense as a result of the Internal Reorganization, the Acquisition Related Refinancing, this offering and the Debt Refinancing to be completed immediately following this offering:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
	(In millions)
Eliminate amortization of debt issuance costs and fees recorded by LPS	$—	$—	$—	$5.9
Eliminate Interest expense related to LPS interest rate swap terminated as part of the Acquisition	—	—	—	4.2
Eliminate Interest expense related to change of control offering of LPS’s unsecured Senior Notes in February 2014	—	—	—	0.3
Eliminate Interest expense on LPS’s outstanding Term A Loan that was repaid as part of the Acquisition	—	—	—	10.8
Amortization of $23.3 million bond premium recognized on LPS’s unsecured Senior Notes as a result of fair value accounting	—	—	—	2.1
Adjustments for estimated Interest expense on BKFS Operating LLC Current Intercompany Notes and Current Mirror Note with FNF	0.5	1.1	4.5	(97.7)
Adjustment for $204.8 million reduction in Senior Notes and $134.8 million reduction in Intercompany Notes from use of proceeds	6.1	6.1	24.5	24.5
Adjustment for impact of Debt Refinancing	7.8	7.6	33.7	36.1

	$14.4	$14.8	$62.7	$(13.8)

On January 2, 2014, BKHI issued (i) a Mirror Note, or the Original Mirror Note, in the original principal amount of $1,400.0 million and (ii) an Intercompany Note, or the Original Intercompany Note, in the original principal amount of $1,175.0 million to FNF. BKFS Operating LLC entered into an assumption agreement, dated as of January 3, 2014, among BKFS Operating LLC, BKHI and FNF pursuant to which it assumed $820.0 million of the debt issued under the Original Mirror Note and $688.0 million of the debt issued under the Original Intercompany Note and FNF released BKHI of its obligations with respect to the debt assumed by BKFS Operating LLC from BKHI under the Original Mirror Note and Original Intercompany Note. Subsequently, on January 6, 2014, BKFS Operating LLC borrowed an additional sum of $63.0 million pursuant to an intercompany note issued by BKFS Operating LLC to FNF, or the Second Intercompany Note, and on March 31, 2014, BKFS Operating LLC borrowed an additional sum of $25.0 million pursuant to the Second Intercompany Note. We amended and restated the Second Intercompany Note on May 30, 2014 to remove required amortization payments. The Second Intercompany Note, as amended and restated, is referred to herein as the Amended and Restated Second Intercompany Note. We amended and restated the Original Intercompany Note on May 30, 2014 to remove required amortization payments and to reflect BKFS Operating LLC as the Borrower with respect to the indebtedness assumed thereunder. The Original Intercompany Note, as amended and restated, is referred to herein as the Amended and Restated Original Intercompany Note. We amended and restated each of the Amended and Restated Original Intercompany Note and the Original Mirror Note on March 30, 2015 so that the obligations of each borrower thereunder are evidenced by a separate note. The Amended and Restated Original Intercompany Note and the Original Mirror Note, as amended and restated, are referred to herein as the Second Amended and Restated Original Intercompany Note and Amended and Restated Original Mirror Note, respectively. The Amended and Restated Original Mirror Note is also referred to herein as the Current Mirror Note. The Second Amended and Restated Original Intercompany Note and the Amended and Restated Second Intercompany Note are collectively referred to herein as the Current Intercompany Notes.

The Current Mirror Note is divided into two tranches known as Tranche “T” and Tranche “R”. The Tranche “T” in the original amount of $644.0 million bears interest at the rate or rates of interest charged on borrowings under FNF’s Term Loan Credit Agreement, plus 100 basis points. The Tranche “R” in the original amount of $176.0 million bears interest at the rate or rates of interest charged on borrowings under FNF’s Revolving Credit Agreement, plus 100 basis points. As of December 31, 2014, BKFS Operating LLC was paying 2.63% plus LIBOR on Tranche “T” and 2.40%, plus LIBOR on Tranche “R”. The interest rates in effect for Tranche “T” and Tranche “R” Loans at December 31, 2014 were 2.88% and 2.57%, respectively.

The Current Mirror Note requires BKFS Operating LLC to repay the outstanding principal amount of Tranche “T” in equal quarterly installments on the last day of each fiscal quarter as follows, with the first such payment to be made on the last day of the fifth full fiscal quarter after January 2, 2014, or the Funding Date: (1) 0.0% in the first year after the Funding Date, (2) 10.0% in the second year after the Funding Date, (3) 15.0% in the third year after the Funding Date, (4) 20.0% in the fourth year after the Funding Date and (5) 20.0% in the fifth year after the Funding Date, in each case of the original aggregate principal amount of Tranche “T” made on the Funding Date. The remaining balance of the original amount shall be repaid on January 2, 2019. Tranche “R” has no scheduled principal payments, but will be due and payable in full on July 15, 2018.

The Current Intercompany Notes bear interest at a fixed rate of 10% per annum. Such interest shall be calculated and payable quarterly on the last day of each March, June, September and December of each fiscal year. The Intercompany Notes originally required BKFS Operating LLC to repay the outstanding principal amounts in equal quarterly installments of 2.5% of the original principal sum on the last day of each March, June, September and December of each fiscal year prior to the maturity date, which is January 2, 2024 in the case of the Original Intercompany Note and January 6, 2024 in the case of the Second Intercompany Note. On May 30, 2014, BKFS Operating LLC entered into the Amended and Restated Second Intercompany Note and Amended and Restated Original Intercompany Note to eliminate the requirement to make scheduled principal payments prior to the maturity dates.

BKFS Operating LLC has the right to prepay, at any time and from time to time, all or any portion of the outstanding principal amount of the Current Mirror Note and the Current Intercompany Notes without premium or penalty.

At the date of the Acquisition, LPS had outstanding $600.0 million in 5.75% Senior Notes due 2023. The Senior Notes were registered under the Securities Act, carry an interest rate of 5.75% and will mature on April 15, 2023. Interest is paid semi-annually on the 15th day of April and October. The Senior Notes are senior unsecured obligations. At any time and from time to time, prior to October 15, 2015, BKFS Operating LLC may redeem up to a maximum of 35% of the original aggregate principal amount of the Senior Notes with the proceeds of one or more equity offerings, at a redemption price equal to 105.75% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date. Prior to October 15, 2017, BKFS Operating LLC may redeem some or all of the Senior Notes by paying a call premium based on U.S. Treasury rates. On or after October 15, 2017, BKFS Operating LLC may redeem some or all of the Senior Notes at the redemption prices described in the indenture governing the Senior Notes, plus accrued and unpaid interest. In addition, if a change of control occurs, BKFS Operating LLC is required to offer to purchase all outstanding Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. Pursuant to these change of control provisions, on January 16, 2014, BKFS Operating LLC, as the successor to LPS, issued an offer to purchase the Senior Notes at a purchase price of 101% of the principal amount plus accrued interest to the purchase date. As a result of the offer, bondholders tendered $5.2 million in principal of the Senior Notes, which were subsequently purchased by BKFS Operating LLC on February 24, 2014. In connection with this tender offer, BKFS Operating LLC paid $0.3 million of interest to these bondholders. On February 7, 2014, BKIS, FNF, Black Knight Lending Solutions, Inc., a Delaware corporation and wholly-owned subsidiary of BKIS, or BKLS, and the Trustee entered into a second supplemental indenture, or the Second Supplemental Indenture, to the indenture governing the Senior Notes. Under the Second Supplemental Indenture, the financial reporting covenant under the Indenture was amended to substitute reporting of FNF for that of BKIS and BKLS. In connection with the consent to remove the financial reporting covenant, BKFS Operating LLC paid $0.7 million to the holders of the Senior Notes in February 2014.

As a result of the Acquisition, the Senior Notes were adjusted to fair market value, resulting in BKFS Operating LLC recording a premium on the Senior Notes of approximately $23.3 million. The premium is amortized over the remaining term of the Senior Notes using the effective interest method.

Prior to the Acquisition, LPS’s debt included a Term A Loan outstanding of $468.1 million, which was issued pursuant to an Amended and Restated Credit Agreement dated August 18, 2011, or the Term A Loan, with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders. Voluntary prepayments were generally permitted at any time without fee upon proper notice and subject to minimum dollar requirements. The Term A Loan was subject to a variable interest rate equal to LIBOR plus an annual margin percentage determined in accordance with a leverage ratio-based pricing grid. At December 31, 2013, the Term A Loan carried an interest rate of 2.17%. Upon consummation of the Acquisition, the Term A Loan was fully repaid.

Prior to the Acquisition, LPS entered into interest rate swap transactions in order to convert a portion of its interest rate exposure on its floating rate debt from variable to fixed. These interest rate swaps were designated as cash flow hedges. The interest rate swap outstanding at the time of the Acquisition was terminated subsequent to payment of the Term A Loan on January 2, 2014.

The debt transactions described above are referred to as the “Acquisition Related Refinancing”.

We intend to use the net proceeds of this offering, including any proceeds received from the underwriters’ option to purchase additional shares, if exercised, to make a cash payment in the amount of $17.3 million to those THL Affiliates that are stockholders of the THL Intermediaries for certain tax attributes we will obtain in connection with the merger of the THL Intermediaries with and into us in the offering Reorganization and to contribute to BKFS Operating LLC $356.2 million in exchange for 17,000,000 Units (or 19,550,000 Units if the underwriters exercise in full their option to purchase additional shares) from BKFS Operating LLC, at a purchase price per Unit equal to the initial public offering price per share of Class A common stock in this offering, net of the underwriting discount and the cash payment to certain THL Affiliates.

We intend that BKFS Operating LLC will use a portion of the net proceeds contributed to it to repay a portion of its outstanding debt.

The following are pro forma adjustments to the BKFS outstanding debt as a result of the application of the use of proceeds from this offering:

March 31, 2015
(In millions)

Adjust outstanding BKFS Operating LLC Senior Notes	$(204.8)

Adjust outstanding BKFS Operating LLC Current Intercompany Notes	(134.8)

Total adjustment to outstanding debt	$(339.6)

In connection with the reduction in outstanding Senior Notes, we would also pay $5.4 million for interest accrued through March 31, 2015.

Immediately following this offering, BKFS Operating LLC will repay the remaining balances outstanding under the Current Mirror Note and Current Intercompany Notes using proceeds from new senior secured credit facilities. Assuming we sell the number of shares of Class A common stock set forth in this prospectus at an initial public offering price of $23.50 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) and we apply net proceeds as outlined in these pro forma financial statements, the new senior secured credit facilities will consist of a (a) $800.0 million term A loan facility maturing in five years and amortizing on a basis of 5.0% in the first year after the funding of the term A loan facility, 5.0% in the second year after the funding of the term A loan facility, 10.0% in the third year after the funding of the term A loan facility, 10.0% in the fourth year after the funding of the term A loan facility and 15.0% in the fifth year after the funding of the term A loan facility with a bullet payment due at maturity; (b) $400.0 million term B loan facility maturing in seven years and amortizing on a basis of 1.0% per year with a bullet payment due at maturity; and (c) $400.0 million revolving credit facility maturing in five years. Costs associated with the Debt Refinancing are estimated at $18.2 million and are included as an adjustment to Other non-current assets.

In addition, we will write-off $7.1 million of the premium on our Senior Notes as a result of the reduction in the outstanding balance, as well as incur an $11.8 million call premium. The net reduction of income taxes payable from these two items is $(0.8) million. These transactions have not been reflected in the unaudited pro forma condensed combined statements of operations because they do not have a continuing impact, but have been reflected in the accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2015. The impact on Accumulated loss and Noncontrolling interest is estimated at $(1.3) million and $(2.6) million, respectively.

Adjustments to record the impact of the Debt Refinancing on Long-term debt in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015 are as follows (in millions):

Current portion of long-term debt:
Repay portion of Mirror Note Tranche “T” classified as current	$(72.5)
Record proceeds from term A loan classified as current	40.0
Record proceeds from term B loan classified as current	4.0

Total adjustments to Current portion of long-term debt	$(28.5)

Long-term debt, net of current portion:
Repay long-term portion of Mirror Note Tranche “T”	$(555.5)
Repay Mirror Note Tranche “R”	(176.0)

Repay remaining balance of Current Intercompany Notes remaining after partial repayment of $134.8 from offering proceeds	(564.2)
Record proceeds from term A loan classified as long-term	760.0
Record proceeds from term B loan classified as long-term	396.0
Record proceeds from revolving credit facility	175.0
Write-off premium associated with the Senior Notes to be called	(7.1)

Total adjustments to Long-term debt, net of current portion	$28.2

After the adjustments noted above, the pro forma composition of our Long-term debt as of March 31, 2015 is comprised of the following (in millions):

Term A loan	$800.0
Term B loan	400.0
Revolving credit facility (balance outstanding)	175.0
Senior Notes, inclusive of premium of $13.6 million	403.6

Total long-term debt	1,778.6
Less: current portion of long-term debt	(44.0)

Long-term debt, net of current portion	$1,734.6

(k)	To record income tax expense (benefit) of $5.4 million and $7.3 million for the three months ended March 31, 2015 and 2014, respectively, and $21.1 million and $(42.9) million for the years ended December 31, 2014 and 2013, respectively, in order to reflect our expected tax structure. Our future taxes will depend on the proportion of BKFS Operating LLC owned by the issuer. For the purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that we will own 43% of BKFS Operating LLC after this offering and a tax rate of 38%. This 43% ownership assumption is for the purposes of these pro forma results and may not reflect the future ownership of BKFS Operating LLC by the new public company.

(l)	To record adjustments to Redeemable members’ interest, Additional paid-in capital, Contributed member capital, Accumulated loss, Accumulated other comprehensive loss and Noncontrolling interest as a result of this offering and the Offering Reorganization as of March 31, 2015, as follows (in millions):

	Non-Offering Pro Forma Adjustments	Offering Pro Forma Adjustments
Redeemable members’ interest:
Reclassify THL’s Redeemable members’ interest to Additional paid-in capital and Noncontrolling interest	$(342.6)	$—
Reclassify profits interests to Additional paid-in capital due to conversion into shares of Class A common stock	(36.6)	—

Total adjustments to Redeemable members’ interest	$(379.2)	$—

Additional paid-in capital:
Net cash proceeds (see note n)	$—	$373.5
Reclassification from Redeemable members’ interest due to conversion of THL’s interests into shares of Class A common stock	329.9	—
Reclassification from Redeemable members’ interest due to conversion of the profits interests into shares of Class A common stock	36.6	—

Total adjustments to Additional paid-in capital	$366.5	$373.5

Contributed member capital:
Reclassify Contributed member capital to Noncontrolling interest	$(1,057.0)	$—

Accumulated loss:
Reclassify portion of Accumulated loss attributable to Noncontrolling interest	$75.4	$—
Net after tax impact from Senior Notes premium write-off	1.9	—
Net after tax impact from Senior Notes call premium	(3.2)	—

Total adjustments to Accumulated loss	$74.1	$—

Accumulated other comprehensive loss:
Reclassify portion of Accumulated other comprehensive loss to Noncontrolling interest	$0.1	$—

Noncontrolling interest:
Balance reclassified from Contributed member capital	$1,057.0	$—
Reclassify THL’s Redeemable members’ interest converted to Class B common stock	12.7	—
Balance reclassified from Accumulated loss and Accumulated other comprehensive loss	(75.5)	—
Impact from Senior Notes premium write-off attributable to Noncontrolling interest	4.1	—
Impact from Senior Notes call premium attributable to Noncontrolling interest	(6.7)	—

Total adjustments to Noncontrolling interest	$991.6	$—

The par value of common and preferred stock is $0.0001 per share. Common stock is less than $0.1 million. No preferred stock is outstanding.

(m)	The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding to be issued by BKFS in this offering. The calculation includes 17,000,000 Class A shares assumed to be sold in this offering, 39,308,240 Class A shares assumed issued to THL and 7,801,648 Class A shares assumed issued in connection with the conversion of profits interests. The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net earnings available per common share.

For purpose of the pro forma calculation, we have assumed that all shares issued pursuant to the conversion of profits interests were vested as of January 1, 2013, the beginning of the earliest period presented. As a result, the same number of shares are assumed outstanding for both the basic and diluted earnings per share calculations.

(n)	To adjust for the proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, which will be approximately $373.5 million, based on an assumed initial public offering price of $23.50 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below (in millions, except per share amounts):

Assumed initial public offering price per share	$23.50
Shares of Class A common stock issued in this offering	17.0

Gross proceeds	$399.5
Less: underwriting discount	22.0
Less: offering expenses (including amounts previously deferred)	4.0

Net cash proceeds	$373.5

(o)	To adjust for Net earnings (loss) attributable to the noncontrolling interest at 57% and to BKFS common stockholders at 43%. These ownership assumptions are for the purposes of these pro forma results and may not reflect the future ownership of BKFS Operating LLC by the new public company.

(p)	To reduce Prepaid expenses and other current assets for offering expenses incurred and deferred through March 31, 2015 totaling $1.1 million, which will be deducted against the proceeds received by this offering. Also to reduce Trade payables and other accrued liabilities by $0.5 million for offering expenses accrued as of March 31, 2015.

(q)	To adjust cash for offering proceeds and other non-offering sources and uses as follows (in millions):

Non-offering pro forma adjustments:
Proceeds from Term A loan	$800.0
Proceeds from Term B loan	400.0
Proceeds from Revolving credit facility	175.0
Payment of debt issue costs	(18.2)
Payment of Senior Notes call premium	(11.8)
Repayment of remaining Current Mirror Note	(804.0)
Repayment of remaining Current Intercompany Notes	(564.2)
Payment to THL for certain tax attributes	(17.3)
Payment of accrued offering costs	(0.5)

Total Non-offering pro forma adjustments	$(41.0)

Offering pro forma adjustments:
Net cash proceeds (see note n)	$373.5
Offering expenses previously incurred and deferred	1.1
Repayment of Senior Notes	(204.8)
Repayment of interest accrued on Senior Notes	(5.4)
Repayment of Current Intercompany Notes	(134.8)

Total Offering pro forma adjustments	$29.6